U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                       L.O.M. MEDICAL INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)


           DELAWARE                                    98-0178784
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


#580-885 Dunsmuir Street, Vancouver, British Columbia, Canada            V6C 1N8
(Address of registrant's principal executive offices)                 (Zip Code)


                                  604.602.9400
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:


     Title of Each Class                 Name of Each Exchange on which
     to be so Registered:                Each Class is to be Registered:
     --------------------                -------------------------------

           None                                     None

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $.001
(Title of Class)

Preferred Stock, Par Value $.001
(Title of Class)

                                   Copies to:

                              Thomas E. Stepp, Jr.
                             Stepp & Beauchamp, LLP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile: 949.660.9010


                                   Page 1 of 4
                      Exhibit Index is specified on Page 3

                       L.O.M. Medical International, Inc.,
                             a Delaware corporation

        Index to Amendment No. 2 to Registration Statement on Form 10-SB

Item Number and Caption                                              Page
-----------------------                                              ----

PART F/S

Financial Statements                                            F-1 through F-10

Signatures                                                             4

                                    PART F/S

Copies of the financial statements specified in Regulation 228.310 (Item 310) are filed with this Amendment No. 2 to Registration Statement on Form 10-SB.

(a)  Index to Financial Statements.                            Page
---  ------------------------------                            ----

1    Unaudited Consolidated Balance Sheet
     as at November 30, 1999                                    F-1

2    Unaudited Consolidated Statement of Loss
     for Six Months Ended November 30, 1999                     F-2

3    Unaudited Consolidated Statement of Cash Flows
     for Six Months Ended November 30, 1999                     F-3

4    Unaudited  Consolidated Statement of
     Stockholders' Equity and Comprehensive Income for
     Six Months Ended November 30, 1999                         F-4

5    Notes to Unaudited Consolidated Financial Statements       F-5 through F-10

                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Amendment No. 2 to Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Canada, on January 19, 2000.

                                             L.O.M. Medical International, Inc.,
                                             a Delaware corporation


                                             By:      /s/ John Klippenstein
                                                      ---------------------
                                                      John Klippenstein
                                             Its:     President

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Consolidated Balance Sheet
$ United States

For the six months ended November 30, 1999 and 1998

----------------------------------------------------------------------------------
                                                            1999             1998
----------------------------------------------------------------------------------
Assets

Current assets
     Cash                                               $   329,516    $   440,903
     Accounts receivable                                     23,968         16,274
     Inventory                                                  100             --
     Prepaid expenses                                         3,352         12,428
     -----------------------------------------------------------------------------
                                                            356,936        469,605

Patent costs (note 3)                                        14,588        400,445

Capital assets (note 4)                                      43,730         40,220

----------------------------------------------------------------------------------
                                                        $   415,254    $   910,270
----------------------------------------------------------------------------------

Liabilities and Stockholders' Equity

Current liabilities
     Accounts payable and accrued liabilities           $    20,016    $    13,770

Redeemable preferred shares (note 5)                        301,727        309,677

Minority interest                                            (5,536)        (5,536)

Stockholders' equity
     Capital stock (note 6)                                   5,619          5,508
     Additional paid in capital                           1,419,961      1,154,635
     Deficit accumulated during the development stage    (1,349,859)      (574,072)
     Accumulated other comprehensive income                  23,326          6,288
     -----------------------------------------------------------------------------
                                                             99,047        592,359

----------------------------------------------------------------------------------
                                                        $   415,254    $   910,270
----------------------------------------------------------------------------------

See accompanying notes to financial statements

On behalf of the Board:

_____________________  Director

_____________________  Director

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Consolidated Statement of Loss
$ United States

For the six months ended November 30, 1999 and 1998

--------------------------------------------------------------------------------
                                     From Inception
                                    (March 17, 1997)       1999          1998
                                  to November 30, 1999
--------------------------------------------------------------------------------


Expenses
     Advertising                      $     8,230    $         5    $     2,365
     Amortization                          29,778          8,247          8,831
     Automotive                            34,698          8,187          7,933
     Consulting fees                       41,870         20,981         10,445
     Design plans                          10,911             --             --
     Director's fees                       17,141          1,717          3,452
     Foreign exchange (gain) loss          (4,184)        (1,721)         3,094
     Insurance                              1,981             --            188
     Interest and bank charges              4,260          2,289            517
     Legal and accounting                 110,310         28,331         21,288
     Licences, fees and dues                1,050            185            288
     Management fees                      259,761         45,248         35,327
     Office and administration            111,785         20,568         31,875
     Product development                    1,582             --             --
     Promotion and entertainment           11,634          1,482          2,133
     Rent                                  82,006         17,717         16,876
     Repairs and maintenance                2,150             --             89
     Salaries                              31,590         31,590             --
     Telephone and utilities               29,523          6,312          6,853
     Travel                                25,203         10,250          2,396
     Video production                      20,417          2,929          4,958
     --------------------------------------------------------------------------
                                          831,696        204,317        158,903

-------------------------------------------------------------------------------
Loss from operations                     (831,696)      (204,317)      (158,903)

Other income
     Interest income                       44,435          6,488         10,806
     --------------------------------------------------------------------------
                                         (787,261)      (197,829)      (148,097)

Write down of inventory (note 8)           55,734             --             --

Write down of product rights and
  patent costs (note 3)                   374,128             --             --

-------------------------------------------------------------------------------
Net loss                              $(1,217,123)   $  (197,829)   $  (148,907)
-------------------------------------------------------------------------------


Loss per share                                       $     (0.03)   $     (0.03)
-------------------------------------------------------------------------------

See accompanying notes to financial statements

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Consolidated Statement of Cash Flows
$ United States

For the six months ended November 30, 1999 and 1998

------------------------------------------------------------------------------------------
                                             From inception
                                            (March 17, 1997)         1999           1998
                                           to November 30, 1999
------------------------------------------------------------------------------------------
Operating activities
   Net loss                                      $(1,217,123)   $  (197,829)   $  (148,097)

   Items not involving cash
     Amortization                                     29,778          8,247          8,831
     Write down of inventory                          55,734           --             --
     Write down of product rights                    374,128           --             --

   Changes in non-cash working capital
     Accounts receivable                              58,032          2,474         (4,828)
     Prepaid expenses                                 (3,352)             1           (543)
     Accounts payable and accrued liabilities         (6,208)       (16,388)        (7,534)
     Inventory purchases                             (55,834)          --             --
------------------------------------------------------------------------------------------
                                                    (764,845)      (203,495)      (152,171)

Financing
     Issuance of capital stock                       820,580        186,321         80,377
     Issuance of redeemable preferred shares
       of subsidiary                                 309,677           --             --
------------------------------------------------------------------------------------------
                                                   1,130,257        186,321         80,377

Investing
     Acquisition of capital assets                   (53,787)          --          (38,391)
     Acquisition of product rights and patents      (381,292)            44          2,891
     Acquisition of shares                           374,952           --
------------------------------------------------------------------------------------------
                                                     (60,127)            44        (35,500)


Other comprehensive income                            24,231           --
------------------------------------------------------------------------------------------
Increase (decrease) in cash                          329,516        (17,130)      (107,294)

Cash, beginning of period                               --          346,646        548,197

------------------------------------------------------------------------------------------
Cash, end of year                                $   329,516    $   329,516    $   440,903
------------------------------------------------------------------------------------------


See accompanying notes to financial statements

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Consolidated Statement of Stockholders' Equity and Comprehensive Income $ United States

For the six months ended November 30, 1999 and 1998

-----------------------------------------------------------------------------------------------------------------
                                                                             Deficit
                                    Capital Stock                        Accumulated     Accumulated
                               ----------------------      Additional     During the           Other        Total
                                   Number                     Paid in    Development   Comprehensive Stockholders'
                                 of Shares       Amount       Capital          Stage          Income       Equity
-----------------------------------------------------------------------------------------------------------------

Common shares issued
  net of share issue costs       5,538,849   $     5,538   $ 1,233,721   $(1,152,030)   $    23,326   $   110,555

Common shares issued
  net of shares issue costs         50,432            75       166,096            --             --       166,171

Share subscriptions received
  for 6,200 shares at $3.25
  per share                             --             6        20,144                           --        20,150

Foreign currency translation            --            --            --            --             --            --

Net loss                                --            --            --      (197,829)            --      (197,829)

-----------------------------------------------------------------------------------------------------------------
Balance, November 30, 1999       5,589,281   $     5,619   $ 1,419,961   $(1,349,859)   $    23,326   $    99,047
-----------------------------------------------------------------------------------------------------------------

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
$ United States

For the six months ended November 30, 1999 and 1998

--------------------------------------------------------------------------------

L.O.M. Medical International Inc. was incorporated on March 17, 1997 under the General Corporation Laws of Delaware. It conducts research and development on new products in the medical field and has filed a patent application on a retractable syringe. Operations effectively commenced on June 1, 1997.

1. Significant accounting policies:

     a)   Going concern

          These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. As shown in the consolidated financial statements, to date, the Company has accumulated a deficit since inception of $1,217,123. This factor, among others raises substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent on its ability to generate future profitable operations and receive continued financial support from its
          stockholders  and  other   investors.

     b)   Translation of financial statements

          The Company's subsidiary, L.O.M. Laboratories Inc. operates in Canada and its operations are conducted in Canadian currency.

          The method of translation applied is as follows:

          i) Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, being US $1.00 per Cdn $1.45

          ii) Revenues and expenses are translated at the exchange rate in effect at the transaction date.

          iii) The net adjustment arising from the translation is included in accumulated other comprehensive income.

     c)   Basis of presentation and consolidation

          The consolidated financial statements include the accounts of the Company and its 96% owned subsidiary, L.O.M. Laboratories Inc.

     d)   Product rights and patent costs

          Product rights and patent costs relate to amounts paid to acquire the rights to produce and distribute products as well as the costs associated with patent applications. These costs are being amortized on a straight-line basis over five years. Management periodically reviews the carrying values of the product rights and patent costs and based upon several factors, including the current assessment of the viability of the product, determines whether the carrying value exceeds the net realizable value for such costs. If it is determined that the carrying value cannot be supported, the related costs are changed against operations in the year of determination of the impairment in value.

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 3
$ United States

For the six months ended November 30, 1999 and 1998

--------------------------------------------------------------------------------


1. Significant accounting policies (continued):

     e)   Capital assets

          Capital assets are recorded at cost. Amortization is provided using the following methods and annual rates which are intended to amortize the cost of the assets over their estimated useful life:

-------------------------------------------------------------------------------
         Asset                                       Method               Rate
-------------------------------------------------------------------------------

         Leasehold improvements               Straight-line                20%
         Computer software                    Straight-line               100%
         Equipment                        Declining balance                30%
         Furniture and fixtures           Declining balance                20%
-------------------------------------------------------------------------------


     f)   Management estimates

          The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     g)   Financial instruments

          The fair values of the Company's cash, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short periods to maturity of the instruments. It is not possible to arrive at a fair value for redeemable preferred shares as a maturity date is not determinable. The maximum credit risk exposure for all financial assets is the carrying amount of those assets.

     h)   Loss per share

          Loss per share has been calculated using the weighted average number of common shares outstanding during the period.

     i)   Accounting standards change

          In June 1998, the Financial Accounting Standards Board issued SFAS no. 133, "Accounting for Derivative Instruments and Hedging Activities." Adoption of this statement is not expected to have a significant impact on the Company's results of operations or financial position.

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 4
$ United States

For the six months ended November 30, 1999 and 1998

--------------------------------------------------------------------------------

2.   Business combination:

Effective June 1, 1997, the Company acquired 96% of the outstanding Class A common voting shares of L.O.M. Laboratories Inc. Prior to and immediately after the acquisition, L.O.M. Laboratories Inc. was controlled by a related party, the president and controlling shareholder of the Company. Accordingly, this transaction has been measured at the carrying amount of the assets and liabilities of L.O.M. Laboratories Inc. with the difference between the carrying amount and the exchange amount reflected as a charge to equity. Details of the acquisition are as follows:

--------------------------------------------------------------------------------

     Net assets (liabilities) acquired at carrying amounts
       Cash                                                           $ 375,000
       Non-cash current assets                                           82,000
       Product rights and patent costs                                   22,000
       Capital assets                                                    14,000
       Current liabilities                                              (26,224)
       Share subscriptions                                             (605,000)
       Minority interest                                                  5,536
-------------------------------------------------------------------------------
                                                                       (132,688)
       Excess of consideration given over carrying amount
         of net assets acquired                                         132,736
-------------------------------------------------------------------------------
     Consideration given:
       Cash                                                           $      48
-------------------------------------------------------------------------------

3.   Product rights and patent costs:

--------------------------------------------------------------------------------
                                                                 1999

--------------------------------------------------------------------------------
     Product rights                                            $    --
     Patent costs                                               14,588
--------------------------------------------------------------------------------
                                                               $14,588
--------------------------------------------------------------------------------

     Product rights represent certain rights to manufacture and market a contact
     lens  inserter  and  storage  system  ("Lens-o-matic")   developed  by  the
     president of the Company.

     At the time of the acquisition of the product rights from the president of the Company, the value attributed to the product rights, $380,885, was agreed to by the Company's Board of Directors. During the year ended May 31, 1999, the investment was written down to a nominal amount, due to its speculative nature.

     Patent costs relate to the costs incurred for patent application for a retractable syringe developed by the Company.

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 5
$ United States

For the six months ended November 30, 1999 and 1998

--------------------------------------------------------------------------------

4.   Capital assets:

--------------------------------------------------------------------------------
                                                                            1999

--------------------------------------------------------------------------------
                                                       Accumulated      Net book
                                             Cost     amortization        value
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     Leasehold improvements                 27,919          8,376         19,543
     Computer software                         520            455             65
     Equipment                              20,948         11,746          9,202
     Furniture and fixtures                 20,746          5,826         14,920

--------------------------------------------------------------------------------
                                           $70,133        $26,403        $43,730
--------------------------------------------------------------------------------


5.   Redeemable preferred shares:

     The Company's subsidiary has redeemable preferred shares outstanding as follows:

--------------------------------------------------------------------------------
                                                       1999                 1998
--------------------------------------------------------------------------------

     Issued:
               4,000 Class C preferred shares with
               a par value of $100 Cdn  redeemable
               at  $110.16  Cdn per  share  at the
               option of the holder. Each share is
               entitled to a fixed  non-cumulative
               dividend  at  the  rate  of 9%  per
               annum  payable  at  such  times  as
               determined by the Directors.            301,727           309,677
--------------------------------------------------------------------------------

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 6
$ United States

For the six months ended November 30, 1999 and 1998

--------------------------------------------------------------------------------

6.   Capital stock:

     a)   Authorized:

          50,000,000 Common shares with a par value of $.001 each 5,000,000 Preferred shares with a par value of $.001 each

     b)   Share subscriptions:

          Subsequent to November 30, 1999, the Company issued 6,200 common shares at $3.25 per share for net proceeds of $20,144, which were received prior to November 30, 1999.

     c)   Stock option plan:

          1,000,000 common shares of the Company are reserved for issuance upon exercise of stock options. As at May 31, 1999, no stock options have been granted.

7.   Related party transactions:

     During the year the Company entered into the following transactions with related parties:

--------------------------------------------------------------------------------
                                                                           1999
--------------------------------------------------------------------------------

Legal and accounting fees paid to a director                             $ 6,718
Management fees paid to president                                         60,000
Office and administration fees paid to president's spouse                 18,000
Office and administration fees paid to an individual
  related to the president                                                 8,040
Rent paid to a company controlled by the president                        17,717

--------------------------------------------------------------------------------

     These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties.

L.O.M. MEDICAL INTERNATIONAL INC.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements, page 7
$ United States

For the six months ended November 30, 1999 and 1998

--------------------------------------------------------------------------------

8.   Commitments:

     The Company is obligated to make future lease payments for its offices as follows:

         2000                                                     $ 36,913
         2001                                                     $ 19,453
         2002                                                     $ 19,453
         2003                                                     $ 19,453
         2004                                                     $ 19,453

9.   Uncertainty due to the Year 2000 Issue:

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.